CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1933
For the month of March 2006
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia

(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F ☑                     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ☐                                 No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .)
This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SIGNATURE

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: March 17, 2006	By	/s/	JAIME ALBERTO VELÁSQUEZ B.

Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance

APPROVED AMENDMENTS TO THE CORPORATE GOVERNANCE CODE
In its meeting held on March 2, 2006, The Board of Directors of Bancolombia approved the following amendments to the Bank’s Corporate Governance Code. The full text of the Corporate Governance Code, as amended, is available in English and in Spanish on Bancolombia’s website at http://www.bancolombia.com.co.
1.	Throughout the Corporate Governance Code, the names Superintendency of Banking and Superintendency of Securities are replaced by Superintendency of Finance to reflect the creation of the Superintendency of Finance as a result of the merger between the Superintendency of Banking and the Superintendency of Securities. Therefore, Section 2 (i) of Chapter II, Section 1.5. of Chapter III, Section 3.4. of Chapter IV, and Section I of Chapter IX are modified accordingly.

2.	In Section 1.1. of Chapter III, the number of directors is changed in accordance with the proposed amendment to the by-laws, to read as follows:
“Section 1.1. Election, Composition and Compensation of the Board of Directors. According to the law and the Bank’s bylaws, the Board of Directors of the Bank shall be elected by the Shareholders Meeting. It shall consist of seven principal members. Every principal director shall have a personal alternate. (...)”
3.	In connection with the proposed amendment to the by-laws and in compliance with Colombian Law 954 of 2005, Section 1.4. of Chapter III is modified to read as follows: .
“Section 1.4. Criteria for the Selection of Directors. For the election of the members of the Board, the Shareholders Meeting shall bear in mind the selection criteria and incompatibility standards established by the applicable law and, when possible, the additional issues described hereinbelow, which are given in order to establish adequate criteria to designate the directors.”
4.	In compliance with Colombian Law 964 of 2005, Section 1.4(e) of Chapter III is modified to read as follows:
“Section 1.4(e). Independence. The administration of the Bank shall recommend the shareholders to prepare lists for the designation of Directors that include a number of independent Directors equal to at least 25% of the total number of Directors or the applicable legal minimum in force.
Independent Directors shall be considered those who comply with the independence standards set forth in Colombian Law 964 of 2005 as amended. (...)”
5.	In Section 1.11.3.2. of Chapter III, Reference to the participation of Board Members in the Credit Commitee is eliminated given the new composition of the committee and the resulting text reads as follows:
“Section 1.11.3.2. Credit Committee
(...) The Board of Directors appoints the members of the Credit Committee, which shall include the President of the Bank, the Vice President of Risk Analysis who chairs the Credit Committee, as well as several other Vice Presidents and officers of the Bank.”
6.	In accordance with the proposed amendment to the by-laws, Section 6 of Chapter III is modified to establish that the Board shall assess management’s performance annually. Section 6 will read as follows:
“Section 6. Mechanisms to Assess Performance of the Directors, President, and Other Executive Officers

(...) Likewise, the Board of Directors shall annually assess the management performance of the President of the Bank and the President shall assess the performance of the executives who report directly to the President.”
7.	Section 1. External Control Mechanisms of Chapter V. Control Mechanisms, is amended to reflect the new structure and functions of the Superintendency of Finance, created as a result of the merger between the Superintendency of Banking and the Superintendency of Securities and subsection 1.2. is eliminated accordingly. Section 1. will read as follows:
“Section 1.External Control Mechanisms
1.1. Superintendency of Finance
The Bank is supervised by the Superintendency of Finance of Colombia, a technical entity annexed to the Colombian Ministry of Finance and Public Credit that acts as the inspection, supervision and control authority of the financial, insurance and securities exchange sectors and any other activities related to the investment or management of the public’s savings. The Superintendency of Finance has been entrusted with the objective of supervising the Colombian financial system with the purpose of preserving its stability and trustworthiness, as well as promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors.
1.2. United States Securities and Exchange Commission (“SEC”) and New York Securities Exchange (“NYSE”) (...)”
8.	In order to adopt certain Sarbanes Oxley Act requirements and to adapt the Corporate Governance Code to the proposed amendment to the by-laws, Section 1.5. of Chapter V is modified to read as follows:
“Section 1.5. External Auditing
(...) The election of the External Auditor shall be based on an objective and public evaluation conducted by the Audit Committee under conditions of complete transparency of at least two alternatives on criteria such as services offered, fees and expenses, experience, knowledge of the sector, etc. (...)”
9.	In Section 2.1. of Chapter V, reference to the responsibility of the internal auditing department over internal control activities is removed. Section 2.1. will read as follows:
“Section 2.1. Internal Auditing
The Bank has an auditing department entrusted with the evaluation of internal control systems, risk management and corporate governance, which improves the Bank’s efficiency. (...)”
10.	In Section 2 of Chapter VII, references to the approval of loans were eliminated in consideration of Colombian Decree 663 of 1993 as amended (Estatuto Orgánico del Sistema Financiero), which regulates loans granted to shareholders, directors, officers and other affiliated persons. In accordance with this regulation, loans to shareholders that hold 5% or more of total shares outstanding, directors and officers of such shareholders, and certain relatives and spouses of such shareholders, directors and officers have to be approved by the unanimous vote of the members of the Board present in the respective Board meeting and in any case comply with the following requirements:
1.	The proposed transactions should be made at arms length within the same terms and conditions offered to the general public, with the exception of health, education and housing loans, which will be granted in the same terms as those offered to all employees of the Bank and its subsidiaries.

2.	The loans should be granted within the legal limits regulating indebtedness and risk concentration.

In accordance with the above, Section 2 will read as follows:
“Section 2. Situations that May Present a Conflict of Interest. The following are certain situations that may generate a conflict of interest, among others:
•	Decisions on investments whenever the person who adopts them is a legal representative, director, officer or partner with a shareholding interest exceeding ten percent (10%) in the issuer or in the entity responsible for the corresponding documents or securities.

•	Acquisition or contract arrangements by the Bank with respect to fixed assets with directors, officers or employees of the Bank who participate in the respective analysis or decisionmaking, or with any spouse, domestic partner or relative to the second degree of consanguinity, the second degree by marriage or the first civil degree. In any event, there shall be a conflict of interest if the business is accomplished in conditions substantially different from those prevailing in the market.

•	Acquisition or contract arrangements by the Bank with respect to fixed assets with any company where a director, officer or employee of the Bank who participates in the Bank’s analysis or decisionmaking concerning the transaction, or where any spouse, domestic partner or relative to the second degree of consanguinity, the second degree by marriage or the first civil degree of any such person, holds a percentage ownership exceeding five percent (5%) of the equity in such company.

•	In general, any operation conducted under conditions more favorable to the respective director, officer or employee than prevailing market conditions that incorporates the elements of the conflict of interest definition established in this Code and in accordance with the parameters established in the Code of Ethics, excluding any general exceptions previously determined by the Board of Directors.”